March 4, 2025

By EDGAR Submission
Division of Corporation Finance
Office of Real Estate and Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Babette Cooper and Jennifer Monick

Re: Federal Realty Investment Trust/Federal Realty OP LP (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed on February 13, 2025
File No. 001-07533 / File No. 333-262016-01

This letter responds to your letter dated February 28, 2025, providing comments relating to the Company's Form 10-K for the fiscal year ended December 31, 2024. In order to facilitate the Staff's review of this letter, we have restated your comment below and have included the Company's response underneath the comment.

Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
Note 14 - Earnings Per Share and Unit, page F-37

1. We note your disclosure on page F-22 that you calculate the effect of the
3.25% Exchangeable Senior Notes due 2029 (the "Notes") on your dilutive earnings per common share and per common unit using the if-converted method. Please clarify for us if the Notes were dilutive or anti-dilutive for 2024. In addition, with respect to the Notes, please tell us how your earnings per share and unit disclosure is consistent with ASC 260-10-50-1.

Company Response: The Notes were anti-dilutive for 2024. Disclosure of the key terms and conditions of the Notes are included in Note 5 – Debt.

In future filings, we will include a disclosure in our Earnings Per Share and Unit footnote clarifying that potentially issuable shares relating to the Notes were excluded from diluted EPS and EPU calculations for all periods in 2024, because their impact was anti-dilutive.

If you have any further questions or require additional information, please do not hesitate to contact me at 301-998-8232.

Thank you for your consideration in these matters.

Sincerely,

/s/ Daniel Guglielmone

Daniel Guglielmone
Executive Vice President, Chief Financial Officer and Treasurer
Federal Realty Investment Trust and Federal Realty OP LP

cc: Justin Bintrim, Pillsbury Winthrop Shaw Pittman,
Julie Lamey, Grant Thornton LLP